SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             U.S. LABORATORIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90333T 10 5
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                 February 23, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|               Rule 13d-1(b)

         |X|               Rule 13d-1(c)

         |_|               Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                               Page 1 of 5 Pages

CUSIP No. 90333T 10 5


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Gary H. Elzweig - ###-##-####

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                            (a)   [ ]
                                                                      (b)   |X|
  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


         NUMBER OF          5       SOLE VOTING POWER
                                    360,638

          SHARES


       BENEFICIALLY         6       SHARED VOTING POWER
                                    0

         OWNED BY


           EACH             7       SOLE DISPOSITIVE POWER
                                    360,638

        REPORTING


          PERSON            8       SHARED DISPOSITIVE POWER
                                    0

           WITH

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        360,638

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                        [ ]
        Not Applicable

11      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
        11.1%  (See Footnote 1)

12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN


        1 Based upon an aggregate of 3,245,151 Shares outstanding on February 23, 1999.



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


CUSIP No. 90333T 10 5

Item 1(a) Name of Issuer:

         U.S. LABORATORIES INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

         7895 Convoy Court, Suite 18
         San Diego, California 92111

Item 2(a) Name of Person Filing:

         Gary H. Elzweig

Item 2(b) Address of Principal Business Office or, if none, Residence:

         4350 West Sunrise Blvd., Suite 103D
         Plantation, Florida  33313

Item 2(c) Citizenship:

         United States

Item 2(d) Title of Class of Securities:

         Common Stock

Item 2(e) CUSIP Number:

         90333T 10 5

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c),  check whether the Person fiilng is a:

           Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

           Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

           Insurance  company as defined  in  section  3(a)(19)  of the Act (15
            U.S.C. 78c).

           Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

           An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

  |_|      An employee benefit plan or endowment fund in accordance with ss.
            240.13d-1(b)(1)(ii)(F).

  |_|      A parent holding company or control person in accordance with ss.
            240.13d-1(b)(1)(ii)(G).

  |_|      A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813).



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

CUSIP No. 90333T 10 5


  |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

  |_|    Group, in accordance with ss.  240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to ss. 240.13d-1(c), check this box |_|.

Item 4   Ownership.

            (a)   Amount Beneficially Owned:     360,638

            (b)   Percent of Class:         11.1%

            (c)   Number of shares as to which such person has:

                  (i)    sole power to direct the vote:  360,638

                  (ii)   shared power to direct the vote:     -0-

                  (iii)  sole power to dispose or to direct the disposition of:
                         360,638

                  (iv)   shared power to dispose or to direct the disposition
                         of :   -0-

Item 5   Ownership of Five Percent or Less of a Class.

                  N/A

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7   Identification and Classification of the Subsidiary Which Acquired
            The Security Being Reported on By the Parent Holding Company.

                  N/A

Item 8   Identification and Classification of Members of the Group.

                  N/A

Item 9   Notice of Dissolution of Group.

                  N/A

Item 10  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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

CUSIP No. 90333T 10 5

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 1999
Date


      /S/Gary H. Elzweig
         Gary H. Elzweig



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